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SEC FILE NUMBER
8-52572

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: White Mountain Capital

TYPE OF REGISTRANT (check all applicable boxes):

- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9521 East Bay Harbor Drive Unit 805
(No. and Street)

Bay Harbor Islands	FL	33154
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Lowenberg	2125090313	mlowenberg@whitemountaincapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd #404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

September 15, 2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Lowenberg, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of White Mountain Capital LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LAWRENCE NEIL WENTWORTH
MY COMMISSION # HH 265717
EXPIRES: June 27, 2026

Notary Public

Signature:

Title: CFO

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

White Mountain Capital LLC

(SEC I.D. No. 8-52572)

Statement of Financial Condition
And Report of Independent Registered Public Accounting Firm

December 31, 2022

FILED PURSUANT TO RULE 17a-5(e)(3)

AS A PUBLIC DOCUMENT

WHITE MOUNTAIN CAPITAL, LLC

Statement of Financial Condition
And Report of Independent Registered Public Accounting Firm

December 31, 2022

Table of Contents	Page

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members' and Board of Members of White Mountain Capital, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of White Mountain Capital, LLC as of December 31, 2022, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of White Mountain Capital, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of White Mountain Capital, LLC 's management. My responsibility is to express an opinion on White Mountain Capital, LLC 's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to White Mountain Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the White Mountain Capital, LLC 's financial statements. The Supplemental Information is the responsibility of the White Mountain Capital, LLC 's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as White Mountain Capital, LLC 's auditor since 2020.

Tarzana, California

February 13, 2023

WHITE MOUNTAIN CAPITAL, LLC
Statement of Financial Condition
December 31, 2022

ASSETS

Cash and cash equivalents	$ 109,040
Deposit with clearing organization	101,545
Due from clearing organization	33,179
Prepaid expenses and other assets	13,218
Total Assets	$ 256,982

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 52,598
Members' Equity	204,384
Total Liabilities and Members' Equity	$ 256,982

The accompanying notes are an integral part of these financial statements.

White Mountain Capital, LLC
Notes to Financial Statements
December 31, 2022

Note 1 – Organization and Nature of Business

White Mountain Capital, LLC ("the Company") is a securities broker and earns commissions on sales of mutual funds and annuity contracts. The Company also engages in proprietary trading of equity securities. The Company's customers are primarily located in the New York Tri-State Area. The Company does not carry customer accounts and does not process or safe-keep customer funds or securities and is therefore exempt from Rule 15c3-3 of the Securities and Exchange Commission. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company entered into a clearing agreement with Hilltop Securities, that automatically renews, to execute and clear transactions and carry accounts on a fully disclosed basis on behalf of the Company's customers. The minimum clearing and execution charges are $7,500 per month. The Company has deposited $100,000 with its clearing firm as security for its transactions with them which is the balance at December 31, 2022. The Company also maintains other cash at the clearing organization.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The Company prepares its financial statements on the accrual basis of accounting in accordance with the Accounting Standards Codification that was approved by the Financial Accounting Standards Board as being the single source of authoritative United States accounting and reporting standards.

Uses of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash and cash equivalents. As of December 31, 2022, the Company had no deposits at any financial institution in excess of the Federal Deposit Insurance Corporation limit of $250,000.

Fair Value of Financial Instruments

The carrying amounts of the Company's cash, accounts receivable, accounts payable and accrued expenses approximate their fair values as of December 31, 2022

Note 2 - Summary of Significant Accounting Policies (continued)

Revenue Recognition

Commissions, as well as the related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Principal transactions, including the related expenses, which are recorded on a trade date basis, including realized and unrealized gains and losses for the purchase or sale of securities on a first-in, first-out basis. Unrealized gains and losses for securities are recorded on a mark-to-mark basis at the date of the consolidated financial statements.

Interest income and expense is recorded on an accrual basis which is calculated based on contractual interest rates.

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Property and Equipment

Property and equipment are carried at cost. Depreciation is computed using the straight-line method over their expected useful lives which is three to seven years. The cost of maintenance and repairs is charged to income as incurred. Significant renewals and betterments are capitalized. Leasehold improvements are amortized over the lesser of the economic useful life of the asset or the term of the lease.

Income Taxes

The Company was organized as a limited liability company, and accordingly, no provision is required for federal and state income taxes. Under the Internal Revenue Code and similar state regulations, the Company is treated as a partnership and the taxable income or loss of the Company is taxed to the members. However, the Company is subject to Connecticut taxes.

Note 2 - Summary of Significant Accounting Policies (continued)

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax provisions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

As of December 31, 2022, the Company did not have any unrecognized tax benefits or liabilities. The Company is no longer subject to tax examinations for years previous to the three-year statute of limitations and there are presently no ongoing tax examinations.

Guaranteed Payments to Members

Guaranteed payments to members that are intended as compensation for services rendered are accounted for as expenses rather than as allocations of net income.

Note 3 - Property and Equipment - Net

Fully depreciated computer equipment with a cost of $0 was removed from the accounts along with the related accumulated depreciation and amortization. No gain or loss was recorded.

Note 4 - Related Party Transactions

The Company is a member of a group of affiliated entities in the financial services industry. The Company earns commission income from an affiliated investment partnership (IP) as well as from officers and employees of companies in the affiliated group and their family members. In connection with the Company's broker agreement, under certain circumstances, the Company also earns fees on the IP's short cash balances held at the broker and on the margin interest paid by the IP to the broker.

The Company received commission income of approximately $1,255,000 from affiliates and other related parties.

Note 5 - Membership Interests

The Company's membership interest consists of three classes. All classes share in the Company's profits and losses. Class A and B also have voting rights. Upon dissolution of the Company, each holder of Class B units is entitled to receive, distributions equal to the total amount of initial capital contributed. After paying the initial capital contribution to class B units, the remaining distributions shall be pro rata according to ownership percentage.

Note 6 - Financial Instruments With Off Balance Sheet Risk

The Company is engaged in various trading and brokerage activities whose counterparties include primarily broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company's exposure to risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair a customer's ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 7 - Securities Sold Short

The Company is subject to certain inherent risks arising from its activities of selling securities short. The ultimate cost of the Company to acquire these securities may exceed the liability reflected in the financial statements. In addition, the Company is required to maintain collateral with the broker to secure these short positions.

Note 8 - Concentrations of Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign corporations, institutional and individual investors. A substantial portion of the Company's transactions are executed with and on behalf of institutional investors including other brokers and dealers, mortgage brokers, commercial banks, U.S. governmental agencies, mutual funds and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions, can be directly impacted by volatile securities markets, credit markets and regulatory changes.

Note 9 – Commitments and Contingencies

Leases Commitments

The Company has no operating lease for office space in Connecticut, it rents from one of the members on a month-to-month basis and has no future liability, the members lease expires on June 30, 2022. FASB ASC 842 is not applicable because the Company has no lease longer than one year.

Rent expense for the year ended December 31, 2022 was $26,100.

The Company was not subject to any litigation during or at the year ended December 31, 2022.

Note 10 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The rule also provides that capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10:1. At December 31, 2022,, the Company had net capital of $191,166, which was $91,166 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness of $52,598 to net capital was to .2751 to 1.

Note 11- Exemption

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Note 12-Subsequent Events

The Company evaluates events occurring after the date of the financial statements to consider whether or not the impact of such events needs to be reflected or disclosed in the financial statements. Such evaluation is performed through the date the financial statements are issued, which is February 13, 2023 for these financial statements.